May 29, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Epolin, Inc. Schedule TO filed May 8, 2012 Filed by Polymathes Holdings I LLC and Polymathes Acquisition I Inc. File No. 5-62227

Dear Ms. Kim:

On behalf of Polymathes Holdings I LLC (“Parent”) and Polymathes Acquisition I Inc. (“Purchaser”), in connection with the Schedule TO originally filed by Parent and Purchaser on May 8, 2012, as amended (the “Schedule TO”) with the Securities and Exchange Commission (the “Commission”), set forth below are Parent’s and Purchaser’s responses to the comment letter dated May 17, 2012 (the “Comment Letter”) from the Staff of the Commission (the “Staff”).  Concurrently herewith, Parent and Purchaser have filed an Amendment No. 1 (the “Amendment”) to the Schedule TO, which reflects our response to comments raised by the Staff.

For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO and the Amendment.

Schedule TO
General
1. We note that the bidders have entered into Tender and Voting Agreements with Mr. Cohen and Mr. Ivchenko, who collectively own 28.4% of Epolin’s outstanding common stock. Rule 13d-3(a) defines beneficial ownership of a security to include any person who has voting power and/or investment power with respect to the security. In addition, the power to vote securities pursuant to an irrevocable proxy creates beneficial ownership. See Example 7 in SEC Release 34-13291 (Feb. 24, 1977). Please have the bidders immediately file a Schedule 13D. Please be advised that filing at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to timely file the Schedule 13D. See Question104.03 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division’s Compliance and Disclosure Interpretations.

Parent & Purchaser Response:  Parent and Purchaser filed a Schedule 13D on May 29, 2012.

How will I be notified if the Offer is extended, page vi
2. Regarding extensions of the offer, please revise to state that the announcement of the extension shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d). Please also revise the similar disclosure on pages 3 and 4. Please be advised that the extension announcement will need to be filed and will need to include the number of securities deposited to date.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to implement the change in response to the Staff’s comment.   See Items 1 and 4 of the Amendment.

When and how will I be paid for my tendered Shares, page vii
3. We note that you state that you will pay for tendered shares “as promptly as practicable” or “promptly after acceptance.” Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination or expiration of the offer.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to implement the change in response to the Staff’s comment.  See Items 1 and 4 of the Amendment.

Have any Epolin, Inc. stockholders agreed to tender their Shares, page viii
4. Please revise to disclose the total number and percentage of shares subject to the Tender and Voting Agreements.

Parent & Purchaser Response: Parent and Purchaser have amended the disclosure to add both the total number of shares and percentage subject to the Tender and Voting Agreements in response to the Staff’s comment.  See Items 1 and 4 of the Amendment.

Introduction, page 1
5. We note that you state that the Minimum Condition would be satisfied if at least 6,355,291 shares are tendered. Given that you have already entered into Tender and Voting Agreements for 3,515,545 shares and that other members of management are expected to tender, please disclose the number of shares required to be tendered by non-affiliates to meet the Minimum Condition.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to include the number of Shares that will be tendered by directors who have not executed the Tender and Voting Agreements.  Non-director officers and employees of Epolin, Inc. are not required to tender any of their Shares under the Agreement and Plan of Merger dated March 14, 2012, and therefore are not included in this total.

Terms of the Offer, page 3
6. Please revise to state that during a subsequent offering period, the bidders will immediately accept and pay for all shares that are validly tendered pursuant to the Offer. In addition, please revise to state that if the bidders elect to provide a subsequent offering period, the bidders will announce the results no later than 9:00 a.m. Eastern Time on the next business day after the expiration date of the initial offering period. Refer to Rule 14d-11. Please similarly revise the description of the subsequent offering period on page 5.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to substitute 9:00 am Eastern Time for 10:00 am Easter Time in all instances where it appeared in the Offer.  Parent and Purchaser have amended the disclosure to clarify that during any subsequent offering period Purchaser will immediately accept and pay for all Shares tendered.  See Items 1 and 4 of the Amendment.

Acceptance for Payment and Payment, page 8
7. We note that in the first sentence of the third paragraph on page 9, the bidders reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to eliminate the possibility of any assignment of any rights to purchase shares in the Offer to a party other than the Parent or Purchaser.  See Items 1 and 4 of the Amendment.

Certain Information Concerning Parent and Purchaser, page 12
8. Please revise to include the securities ownership information required by Item 1008 of Regulation M-A. In this regard, please describe your beneficial ownership pursuant to the irrevocable proxy in the Tender and Voting Agreements.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to describe the beneficial ownership pursuant to the irrevocable proxy.  See Items 5 and 8 of the Amendment.

Source and Amount of Funds, page 13
9. We note that you have filed a redacted Commitment Letter. Please file an unredacted Commitment Letter with your next amendment. In the alternative, you may submit a confidential treatment request for information redacted from the exhibit; however, please be advised that confidential treatment is generally not appropriate for material information which is required to be disclosed. Refer to Staff Legal Bulletin No.1 (February 28, 1997), which describes the requirements for confidential treatment requests.

Parent & Purchaser Response:  Parent and Purchaser have filed an unredacted Commitment Letter as an Exhibit to the Amendment.

10. Please revise to disclose the material terms of the commitment letter, including the total amount of the financing commitment and the material conditions to the financing. Refer to Item 1007(d)(1) of Regulation M-A.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to the material terms of the Commitment Letter.  In addition, Parent and Purchaser have filed an unredacted Commitment Letter as an Exhibit to the Amendment.

Certain Conditions to the Offer, page 26
11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to describe what the requirements of the New Jersey Industrial Site Recovery Act are and how minimum Adjusted Cash and minimum Adjusted Net Working Capital will be calculated since it is not apparent that shareholders will understand what events or non-events would “trigger” each condition, allowing you to abandon the offer.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure to include a short summary of the requirements of the New Jersey Industrial Site Recovery Act (“ISRA”).  Epolin, Inc. has begun the process of becoming compliant with the ISRA and should be completed by the time the offer is complete.  Parent and Purchaser have amended the disclosure to restate the definitions of “Adjusted Cash” and “Adjusted Net Working Capital” as defined in the Agreement and Plan of Merger dated March 14, 2012.  While it is impossible to envision every scenario in which a condition could fail to be satisfied, Parent and Purchaser have included a short, non-exhaustive list of potential events as an illustration.

12. We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

Parent & Purchaser Response:  Parent and Purchaser have amended the disclosure in several places in response to the Staff’s comment.  See Items 1 and 4 of the Amendment.

13. We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition, the minimum Adjusted Cash, minimum Adjusted Net Working Capital, or the New Jersey Industrial Site Recovery Act condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Parent & Purchaser Response:  The Offer states that Parent and Purchaser cannot waive the Minimum Condition.  Parent and Purchaser agree that a waiver of the conditions pertaining to Adjusted Net Working Capital, Adjusted Cash or ISRA would constitute a material change to the Offer.  However, because the price paid per share would not be adjusted downward to reflect the waiver of the failure of such conditions, the waiver of any such conditions would be solely to the benefit of any security holders wanting to tender shares pursuant to the Offer.

Please be advised that, in connection with the Comment Letter and Purchaser’s responses thereto, Purchaser hereby acknowledges the Staff’s position that (i) Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Purchaser may not assert the Staff comments as a defense in an y proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (609) 945-1690.

Very truly yours,

/s/ William J. Golden

William J. Golden
Managing Member – General Counsel
Polymathes Holdings I LLC